Exhibit 2.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “Agreement”) is entered into as of May 1, 2009, by and between PlanGraphics, Inc., a Colorado corporation having its principal place of business at 112 East Main Street, Frankfort, Kentucky, 40601 (the “Seller”), the Seller’s wholly owned subsidiary, PlanGraphics, Inc., a Maryland Corporation ( “PGI MD”), John C. Antenucci whose mailing address is PO Box 1503 Frankfort, KY 40602, (“Antenucci”) and Frederick G. Beisser whose residence address is 796 Tioga Trail, Parker CO 80134 (“Beisser”) and, for purposes of the related transactions described in paragraph 3, Integrated Freight Systems, Inc., a Florida corporation, (“Integrated”).

PREAMBLE

WHEREAS, Nutmeg Fortuna Fund, LLLP (“Fortuna Fund”) has reached an agreement with Integrated as set forth in an Amended and Restated Stock Purchase Agreement, Stock Purchase Incident to Change of Control (the “Integrated Transaction”) (attached hereto as Exhibit “A” and made a part hereof);

WHEREAS, elements of the Integrated Transaction and transactions contemplated by this Agreement are based on Integrated’s issued and outstanding common stock being 17,665,000 shares immediately prior to the date of this Agreement;

WHEREAS, the Integrated Transaction requires the Seller to dispose of all of its assets, including but not limited to PGI-MD and pre-paid insurance, and to be essentially debt free;

WHEREAS, the Seller agrees to sell PGI MD as provided in this Agreement to accommodate the Integrated Transaction;

WHEREAS, Beisser is entitled to certain benefits and compensation as a result of an Executive Employment Agreement in effect;

WHEREAS, Seller has promised and Antenucci is entitled to certain benefits and compensation as a result of an Executive Employment Agreement in effect and is due from Seller accrued but unsecured amounts for deferred payments and reimbursements from the general account or assets of Seller;

WHEREAS, the Seller has arranged for the transfer of all the Seller’s liabilities and the assumption thereof by PGI MD, except as provided herein;

WHEREAS, in Integrated will agree to maintain, through PGRA and thereafter directly, directors and officers liability insurance covering Antenucci and Beisser with coverage amounts equal to PGRA’s presently existing directors and officers liability insurance (identified below) continuously and without gap or lapse beginning immediately prior to the change in control of PGRA resulting from the redemption of PGRA’s Series A Redeemable Preferred Stock (“Preferred Stock”) and ending two years after the date of such change in control;

NOW, THEREFORE, in consideration for the expectations of the Parties as set forth in the preamble hereto, the Parties covenant, promise and agree as follows:

AGREEMENT

1.         Incorporation by Reference. The preamble and exhibits attached hereto are, and each of them is, incorporated herein by this reference, as if fully stated herein.

2.         Sale and purchase of PGI MD. The Seller shall sell and Antenucci shall purchase all of PGI MD’s common stock. In exchange and payment for the PGI MD common stock, Antenucci shall: (1) relieve Seller from its unsecured promise to make severance payments from its general account or assets and forego any claim associated with such promise pursuant to his Executive Employment Agreement, and (2) voluntarily terminate his Executive Employment Agreement. Seller hereby accepts such termination at the time and in the manner agreed by the parties.

3.	Related transactions.
(a) PGI MD shall release the Seller from all debts and obligations (inter company debts and obligations) in consideration for Integrated (i) issuing to PGI MD 0.875% of Integrated’s common stock, based on total common shares issued and outstanding immediately prior to the date hereof, and an equal number of common stock purchase warrants, exercisable for two years at a price of $0.50 per share, in each case issued by Integrated.

(b) PGI MD shall assume all liabilities and obligations of the Seller as set forth in Exhibit “B” hereto, including (i) all known, unknown and contingent liabilities and obligations, and (iii) the January 14, 2009 Convertible Debenture due February 28, 2009 in the principal amount of $30,000 to the Fortuna Fund (the “Convertible Debenture”), but excluding a liability in the amount not to exceed $28,000, and shall indemnify the Seller against suit to collect, including attorney’s fees and costs and the collection thereof in consideration for the Seller’s bargain, sale, transfer and assignment of all of the Seller’s assets, other than prepaid insurance in the amount of approximately $3,500 and the PGI MD common stock which the Seller is selling hereunder to Antenucci.

(c) Antenucci shall relieve Seller from its promise to make payment of accrued but unsecured amounts of deferred payments and reimbursements from its general account or assets and forego any claims associated therewith in consideration for Integrated (i) issuing to Antenucci 0.293% of its common stock, based on total common shares issued and outstanding at the date hereof, (ii) issuing to Antenucci an equal number of common stock purchase warrants, exercisable for two years at a price of $0.50 per share, and (iii) purchasing and maintaining directors and officers liability insurance pursuant to paragraph 3(e), below.

(d) Beisser shall release Seller from all severance payments pursuant to his Executive Employment Agreement in consideration for Integrated (i) issuing to Beisser 0.373% of Integrated’s common stock, based on total common shares issued and outstanding at the date hereof, (ii) issuing to Beisser an equal number of common stock purchase warrants, exercisable for two years at a price of $0.50 per share, and (iii) purchasing and maintaining directors and officers liability insurance pursuant to paragraph 3(e), below.

(e) Integrated shall, and hereby agrees to, purchase and maintain directors and officers liability insurance covering Antenucci and Beisser with coverage equal to PGRA’s presently existing Management Liability and Company Reimbursement Policy No. ELU107623-08 (“Current Coverage”) continuously and without gap or lapse beginning immediately prior to Integrated’s acquisition of control of PGRA resulting from the redemption of PGRA’s Preferred Stock and ending two years after the date of such change in control for a period of two years beginning on the date of his resignation from the Seller’s board of directors and its management, either continuation in his favor of Seller’s or tail coverage for his benefit equivalent to the Current Coverage, provided that Integrated’s liability for retention under any such insurance on any occurence or in the aggregate the amount deductible under the Current Coverage or equivalent tail coverage of $125,000.00 and provided further that after such two-year period Integrated shall have no liability to Antenucci and Beisser whatsoever to maintain directors and officers liability insurance or for indemnification under statute, the articles of incorporation, bylaws, contract or otherwise.

 (f) Fortuna Fund shall cancel and discharge forever the Convertible Debenture and Nutmeg Group shall terminate and release its security interests in “Collateral” as defined in the Security Agreement dated August 21, 2006 between Nutmeg Group, Antenucci and the Seller in consideration for PGI MD’s agreements, as follows:

(i) an obligation of PGI MD to pay an aggregate of $300,000 with simple interest at 5% per annum, with annual payments limited to 2.5% of gross revenues (less VAT, pass through direct expenses and revenues from the Xmarc line of business); and

(ii) an obligation of PGI MD to pay an aggregate of $300,000 with simple interest at 5% per annum, with annual payments limited to 3.5% of gross revenues (less VAT and pass through direct expenses) from the XLOB line of business;

In both cases, subject to such annual verification reasonably acceptable to the Fortuna Fund and otherwise on terms and conditions more particularly described and set forth in that certain Debenture Discharge and Payment Agreement dated the date hereof by and among Fortuna Fund, Nutmeg Group, LLC, PGRA and PGI MD.

 (g) Subject to the reverse stock split of PGRA’s issued and outstanding common stock in a ratio of 1:252.5979, which will result in 392,996 shares issued and outstanding, and the merger of PGRA into Integrated, Integrated shall issue common stock purchase warrants to the Seller’s stockholders of record on April 1, 2009 equal to the number of shares they own after such reverse stock split, such warrants being exercisable for two years at a price of $0.50 per share.

 (h) Integrated shall, and hereby does, indemnify PGI MD, Antenucci and Beisser for actions and events leading to and related to this transaction and the Integrated transaction.

 (i) PGRI MD, Antenucci and Beisser shall enter into a Lockup – Leak-out Agreement for the benefit of Integrated in the form of Exhibit “C”, hereto.

4. Conditions to completion of sale and purchase. The following must be completed before any party named herein, whether or not a direct party hereto, shall be obligated to complete the transactions under and described in this Agreement:

(a) The necessary and desirable approvals by each of the parties which each such party is required to approve and by the stockholders of PGRA have been given or obtained.

(b) The United States District Court for the Northern District of Illinois shall have entered its order approving the sale of the Preferred Stock by the Fortuna Fund to Integrated.

(c) The Fortuna Fund and Integrated shall have closed the sale of the Preferred Stock.

[We can include any closing conditions you want.]

5. Closing. The transactions contemplated by this Agreement will be closed simultaneously herewith when the conditions identified in Section 4 have been satisfied.

6. Representations and warranties by the Seller. The Seller represents, warrants and agrees as follows:

(a) The Seller has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby; and

(b) Subject to paragraph 4(c), the Seller does not know or have reason to know why all of the transactions contemplated by this Agreement cannot be consummated as planned. [Please explain reason you suggest deleting this clause.]

7. Representations and warranties by PGI MD. PGI MD hereby represents, warrants and agrees as follows:

(a) PGI MD has all requisite authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

(b) Subject to paragraph 4(c) and relying on its receipt of the Integrated common stock, PGI MD does not know or have reason to know why all of the transactions contemplated by this Agreement cannot be consummated as planned.

8. Representations and warranties by Antenucci and Beisser. Antenucci and Beisser, individually and not jointly, each represents, warrants and agrees for himself, as follows:

(a) He has the legal competency to enter into the transactions contemplated by this Agreement as to which he is a party; and

(b) He does not know or have reason to know as of the date of this Agreement (i) of any reason why all of the transactions contemplated by this Agreement cannot be consummated as planned, (ii) of any outstanding injunction, judgment, order, decree, ruling, or charge, or any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator, filed by one or more stockholders of PGRA, that would reasonably be expected to frustrate the transactions contemplated by this Agreement, or (iii) of any threat or claim of mismanagement, omission, malfeasance, fraud, deceit or other matter, made or which could be made by one or more stockholders of PGRA against him with respect to his actions in the management of PGRA, or any reason or basis therefore or facts and circumstances that could give rise thereto, which would reasonably be expected, if successfully prosecuted against him or PGRA, to expose PGRA to damages in favor of such stockholder or stockholders or would reasonably be expected to give rise to a claim of indemnification by him against PGRA under statute, the articles of incorporation, bylaws, contract or otherwise.

9. Representations and warranties by Integrated. The Integrated represents, warrants and agrees as follows:

(a) The Integrated has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby; and

(b) Subject to paragraph 4(c), the Integrated does not know or have reason to know why all of the transactions contemplated by this Agreement cannot be consummated as planned.

10. Amendment and revocation. This Agreement may not be amended, canceled, revoked or otherwise modified except by written agreement subscribed by all of the Parties to be charged with such modification.

11. Benefit. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective partners, employees, agents, servants, heirs, administrators, executors, successors, representatives and assigns.

12. Construction and jurisdiction. This Agreement and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of Florida including all matters of construction, validity, performance, and enforcement and without giving effect to the principles of conflict of laws. Venue for any action brought under this Agreement shall be in the appropriate court in Manatee County, Florida.

12. Material provisions. The Parties agree and stipulate that each and every recital contained in the preamble and every term and condition contained in this Agreement is material, and that each and every recital, term and condition may be reasonably accomplished within the time limitations, and in the manner set forth in this Agreement.

14. Entire agreement. This Agreement and the agreements generally or specifically identified herein (the “Transaction Agreements”) set forth the entire agreement and understanding of the Parties hereto and supersedes any and all prior agreements, arrangements and understandings related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied or to be embodied in the Transaction Documents or the written statements, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no Party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not so set forth.

15. Public statements and cooperation with respect to filings under the Exchange Act. No party will issue any public statement, including press releases, regarding the subject matter of this Agreement and the transaction contemplated hereby before closing, without the prior approval thereof by the other party and its counsel. PGRA and Integrated shall cooperate in the preparation of reports and disclosure statements required to be filed by PGRA pursuant to the Securities Exchange Act of 1934.

16. Execution and counterparts. This Agreement may be executed in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date first set forth above.

[CORPORATE SEAL]	PlanGraphics, Inc., a Colorado corporation
Attest:
By: /s/ John C. Antenucci
/s/ Frederick G. Beisser	John C. Antenucci, President
Secretary or Assistant Secretary

[CORPORATE SEAL]	PlanGraphics, Inc., a Maryland corporation
Attest:
By: /s/ John C. Antenucci
/s/ Frederick G. Beisser	John C. Antenucci, President
Secretary or Assistant Secretary

/s/ John C. Antenucci John C. Antenucci, individually	/s/ Frederick G. Beisser Frederick G. Beisser, individually

Approved and agreed:	The Nutmeg Fortuna Fund, LLLP

By: /s/ Randall S. Goulding
Randall S. Goulding, Managing Member of the General PartnerManaging Member of its General Partner

The Nutmeg Group, LLC

By: /s/ Randall S. Goulding
Randall S. Goulding, Managing Member

Integrated Freight Systems, Inc.

By: /s/ Paul A. Henley
Paul A. Henley, President